October 13, 2017

Jay Ingram

Office of Manufacturing and Construction

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReTo Eco-Solutions, Inc.
Registration Statement on Form F-1
Filed August 4, 2017
File No. 333-219709

Dear Mr. Ingram:

On behalf of ReTo Eco-Solutions, Inc. (the “Company”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated August 23, 2017, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the Registration Statement on Form F-1, File No. 333-219709. The Company has provided factual information provided herein to us. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein.

Enforceability of Civil Liabilities, page 104

1.	Please file as exhibits to the registration statement the consents of your legal counsels, Haneberg Hurlbert PLC and Kaitong Law Firm, for the use of their names and the opinions expressed in this section of the registration statement. See item 101(g)(2) of Regulation S-K and Rule 436(a) of Regulation C under the Securities Act.

The Company acknowledges this comment and has filed the consents from Haneberg Hurlbert PLC and Kai Tong Law Firm as exhibits 23.5 and 23.6, respectively to the Amendment.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg, Esq.